

Mail Stop 3561

September 20, 2017

<u>Via E-mail</u>
Mr. Robert Chausse
Chief Financial Officer
Richmont Mines Inc.
161 Avenue Principale
Rouyn-Noranda, Quebec J9X 4P6

    Re: Richmont Mines Inc.
          Form 40-F for the Fiscal Year Ended December 31, 2016
          Filed March 28, 2017
          File No. 001-14598

Dear Mr. Chausse:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ John Reynolds

      John Reynolds
      Assistant Director
      Offices of Beverages, Apparel and Mining